The Providence Service Corporation

64 East Broadway Blvd.

Tucson, AZ 85701

August 20, 2015

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief

Re:	The Providence Service Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-34221

Dear Mr. Shenk:

This letter represents The Providence Service Corporation’s (“Registrant”, “we”, “our” or similar pronouns) response to your comment letter dated August 7, 2015 (“Comment Letter”) regarding the Form 10-K filed by us on March 16, 2015 (“Form 10-K”).

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments to the disclosure in documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to any filing. The Registrant also acknowledges that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms not defined herein have the meaning ascribed to them in the Form 10-K.

Management’s Discussion and Analysis

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013

General and Administrative Expense, page 52

Staff Comment

1.

Please tell us in detail the facts and circumstances resulting in the $16.1 million gain recorded for the change in the estimated fair value of the contingent consideration related to the Ingeus acquisition.

Registrant Response

The $16.1 million gain from the change in the estimated fair value of contingent consideration was recorded in accordance with ASC 805-30-35-1(b). The literature in this section requires that the Company re-evaluate the contingent consideration liability each reporting period, and adjust the balance to the estimated fair market value.

The Company acquired Ingeus on May 30, 2014, and engaged a third party valuation firm to assist with determining the acquisition date fair value of the contingent consideration. The contingent consideration is defined by an EBITDA less capital expenditures calculation. The fair value model used to determine the contingent consideration, as of the acquisition date, was based on EBITDA and capital expenditure forecasts prepared by the Company. This forecast was based on information known at the time of the Ingeus acquisition, as well as information learned after the acquisition date but related to facts and circumstances that existed as of the acquisition date.

Other information was obtained as of December 31, 2014 that reflected activities and events that occurred after the acquisition date, primarily in the fourth quarter of 2014. This activity, which did not relate to facts and circumstances as of the acquisition date, resulted in a decline in projected EBITDA less capital expenditures of approximately $105 million over the earn-out period. This decline in projected EBITDA less capital expenditures over the earn-out period led to a decrease in the estimated fair value of the contingent consideration and the recognition of the $16.1 million gain. The decline in the EBITDA less capital expenditures forecast was related primarily to the following:

●

An unsuccessful tender of a significant bid for work in the Republic of Ireland. Management became aware of its unsuccessful tender for this contract in the fourth quarter of 2014. This bid had a high probability of being accepted as of the acquisition date. The announcement of the unsuccessful bid was unexpected given the positive reputation and success Ingeus has had providing similar employment services in other regions.

●

During the fourth quarter of 2014 there was a reduction in the estimated performance of certain contracts in the UK due to the renegotiation of these contracts during the quarter. This also resulted in a one year deferral of the rebid for a significant contract in the UK.

●

In France, projections were revised downward as of December 31, 2014 due to a reduction of government referrals that began in the latter half of 2014. Announcements made by the French government in the latter part of 2014 indicate that it will not be as favorable to privatization as the previous administration. This information also impacted the Company’s expectation for the timing of future bids and resulting wins, as the current administration is more likely to delay the offering of contracts for bid.

●

A reduction in the forecast for new business opportunities in Saudi Arabia, arising mainly from the succession of the King of Saudi Arabia in January 2015. The political change resulted in the Company forgoing planned bids, until an assessment of the business climate under the new political environment has been made. The forecast was also negatively impacted by increases in the fixed cost structure that were committed to prior to the change in the political landscape and the associated decrease in revenue expectations.

●

In Poland, the Company revised its forecast downward due to an estimated large contract win that did not materialize to the extent originally anticipated. The national tender in the fourth quarter of 2014 was roughly 10% of the anticipated size that was initially publically announced. It is unknown if the client referral volume will materialize at the levels initially anticipated, and as such, the income from this contract was removed from our forecasts.

Liquidity and Capital Resources

Year Ended December 31, 2014

Cash Flows

Operating Activities, page 61

Staff Comment

2.

Please revise your disclosure to discuss the underlying factors that directly affected the significant line items within cash of operating activities for each comparative period presented rather than solely reciting the change of those line items. Refer to SEC Release No. 33-8350. For example, discuss the specific items that directly created favorable and unfavorable movements in cash attributable to working capital items and how, and the reasons underlying such movements.

Registrant Response

We reviewed the guidance in SEC Release No. 33-8350, and while we believe our disclosure for the year ended December 31, 2014 highlighted the most significant factors resulting in changes in cash flow from operating activities, we acknowledge that a more robust discussion could have been provided. With respect to the year ended December 31, 2013, we believe the disclosure provided information consistent with the guidance in SEC Release No. 33-8350, and the significant items discussed covered approximately 75% of the change resulting from working capital items.

Because we believe the primary causes for the changes in operating cash flow were provided, and additional disclosure would be supplemental, we respectfully submit that we will expand disclosure in future filings to include further details explaining factors that directly affect significant line items within cash from operating activities. Below is an example of what we would expect future disclosures to reflect, using our 2014 cash flow information:

The balance of the cash provided by operating activities is primarily due to the net effect of changes in other working capital items, including the following significant items:

●

An approximate $17.2 million increase in accounts receivable primarily due to a $10.9 million increase in Human Services’ accounts receivable balance and an $11.0 million increase in NET Services’ accounts receivable balance. $2.8 million of the increase in Human Services’ accounts receivable balance was due to increased sales volume associated with two acquisitions completed by the segment in 2014. The majority of the remaining increase in Human Services’ accounts receivable balance was attributable to slower collections of fourth quarter revenue in 2014 versus 2013. The increase in NET Services’ accounts receivable balance was primarily due to two large payers that had amounts due as of December 31, 2014 that were subsequently collected at the beginning of 2015;

●

An approximate $8.0 million increase in prepaid and other assets primarily related to a $3.6 million increase in prepaid income taxes associated with our Human Services and NET Services segments, a $2.9 million preferred share backstop fee paid to a related party in association with the financing of our acquisition of Matrix, and $1.8 million of prepaid compensation associated with the acquisition of Ingeus; and

●

An approximate $28.5 million increase in accounts payable and accrued expenses primarily attributable to the timing of payments related to non-emergency transportation contract reimbursements, a change in the timing of our provider payments for our NET Services segment which resulted in significant provider payments being paid in January as opposed to December in the prior year, and the accrual of contingent consideration liabilities.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5: Goodwill and Intangibles, page 91

Staff Comment

3.

We note your disclosure that in determining the implied fair value of goodwill for the Ingeus reporting unit in performing your annual review of goodwill impairment as of December 31, 2014, the assigned fair value of the Ingeus reporting unit’s intangible assets as of December 31, 2014 was $13.7 million less than the carrying value. Please tell us in detail the facts and circumstances that lead to the assigned fair value of the Ingeus reporting unit’s intangible assets as of December 31, 2014 being $13.7 million less than the carrying value. In so doing, tell us the factors that caused the fair value to decrease in such a short period of time from when you acquired Ingeus in May 2014. Further, tell us why you believe the fair value assigned to your intangible assets as of the acquisition date is reasonable, why you believe the assessment of such to be final and complete and how your treatment complies with ASC 805-10-25-13 through 18 and 805-10-30-1 through 3.

Registrant Response

As noted in the response to Question 1 above, there were declines in the future expected cash flows from the Ingeus reporting unit due to various economic and business events that occurred subsequent to the acquisition date, mainly in the fourth quarter of 2014. The decline in cash flows primarily impacted the estimated fair value of the customer relationship intangible. The valuation model used to estimate the fair value of the customer relationship intangible as of the acquisition date and at December 31, 2014 was based on revenue from the existing customer base, supplemented by estimated assumptions of growth and attrition rates that were based on historical experience.

During the measurement period, determined by the Company to be the period from May 30, 2014 to December 31, 2014, the Company obtained information about facts and circumstances that existed at the acquisition date and reflected them in the purchase price allocation. Information that impacted the purchase price allocation during the measurement period included refinements to the assumptions used in the valuation, including forecast revisions. The goodwill and intangible value was initially reported as $60.2 million and $67.6 million, respectively, and was updated to $35.5 million and $65.7 million, respectively, at the end of the measurement period.

As of December 31, 2014 the Company had obtained all relevant information necessary to conclude on the fair value of intangible assets as of the acquisition date. The activities affecting the estimated future cash flows that are outlined in the response to Question 1 above were post-acquisition events, and thus did not impact the acquisition date fair value of the intangibles assets. The impact of these activities was distinguishable from the impact of other information obtained during the measurement period, which related to facts and circumstances that existed as of the acquisition date. The Company’s final assessment of the fair value of intangible assets as of the acquisition date, disclosed in Note 18, page 109 of the Form 10-K, reflects adjustments to our preliminary assessment of the acquisition date fair value for information obtained during the measurement period that pertained to facts and circumstances that existed as of the acquisition date.

The determination of whether to reflect information obtained after the acquisition as part of the measurement of amounts recognized as of the acquisition date were considered in accordance with ASC 805-10-25-18 and ASC 805-10-30-2, which state:

ASC 805-10-25-18 “. . . consideration of all pertinent factors in determining whether information obtained after the acquisition date should result in an adjustment to the provisional amounts recognized or whether that information results from events that occurred after the acquisition date.”

ASC 805-10-30-2 “The acquirer shall consider all pertinent factors in determining whether information obtained after the acquisition date should result in an adjustment to the provisional amounts recognized or whether that information results from events that occurred after the acquisition date. Pertinent factors include the time at which additional information is obtained and whether the acquirer can identify a reason for a change to provisional amounts.”

The Company analyzed whether the information that caused a decline in estimated future cash flows appeared to be information that was clarifying in respect to facts and circumstances that existed as of the acquisition date, or if these were events that occurred post-acquisition. Due to the nature of the activities described in the response to Question 1 above, the Company determined that these were post-acquisition activities. As part of the analysis, the Company also considered ASC 805-10-30-3, which states:

ASC 805-10-30-3 “Information that is obtained shortly after the acquisition date is more likely to reflect circumstances that existed at the acquisition date than is information obtained several months later . . . “

The information described in the response to Question 1 was obtained several months after the acquisition date, further supporting the Company’s conclusion that the information relates to post-acquisition events, and should not be reflected in the fair value assigned to intangible assets as of the acquisition date.

Note 6: Accrued Expenses, page 93

Staff Comment

4.

We note that at December 31, 2014 the balance of “Other” accrued expenses is approximately 33% of total accrued expenses. Please tell us and disclose separately any individual item therein that exceeds five percent of total current liabilities pursuant to Rule 5-02.20 of Regulation S-X.

Registrant Response

There are no individual items within the balance of “Other” accrued expenses that are in excess of five percent of total current liabilities at December 31, 2014. The next largest individual item in accrued expenses, which was not disclosed in Footnote 6 was approximately 1.4% of total current liabilities.

Note 19: Business Segments, page 112

Staff Comment

5.

You state that general and administrative expenses incurred at the corporate level are allocated to each segment. It appears to us that all consolidated general and administrative expenses for each year as presented on the statements of income have been allocated in arriving at each segments operating income. Please tell us the amount of consolidated general and administrative expenses that are allocated to each segment for each year presented and why it appears that a disproportionate amount of consolidated general and administrative expenses is allocated to the human services segment relative to the other segments. Refer to ASC 280-10-50-29e for guidance.

Registrant Response

The table below denotes the amount of corporate general and administrative expenses that were allocated to each segment for the years presented, in thousands:

	NET Services	Human Services	WD Services	HA Services	Total Corporate Allocated General and Administrative Expenses
2014	$11,221	$19,771	$8,818	$2,962	$42,772
2013	6,702	14,092	-	-	20,794
2012	6,374	14,845	-	-	21,219

In addition to the general and administrative expenses that are allocated to each segment from corporate, there are also general and administrative costs that are direct expenses of each segment.

Corporate general and administrative costs were allocated to each segment based upon the segment’s relative direct expense levels excluding costs for purchased services (the method of allocation is disclosed in the second paragraph of Note 19, page 112 of the Form 10-K). The NET Services segment is heavily reliant on purchased services, as such, the allocation of corporate allocated general and administrative expenses may seem disproportionate to the Human Services segment based on the revenue of each segment, but is not disproportionate based on direct expense levels excluding costs for purchased services. The rationale used by the Company to determine how to allocate corporate general and administrative costs to the respective segments was based on the concept that costs incurred directly by the segment, not costs of outsourced services, provided a reasonable measure of the activity level of each segment and the amount of corporate support they incurred.

Staff Comment

6.

In the financial statements note 18, you disclose that $7.4 million of acquisition and related costs incurred in the acquisition of Matrix in 2014 are included in general and administrative expenses. It appears to us that the Health Assessment Services segment consists solely of Matrix and that $3.4 million of consolidated general and administrative expenses have been allocated to the segment in 2014. Please reconcile for us these amounts.

Registrant Response

The table below depicts the calculation of operating income for the HA Services segment for the year ended December 31, 2014, in thousands:

Revenue	$43,331

Service expense	35,185
General and administrative expense (direct)	422
General and administrative expense (corporate allocation)	2,962
Depreciation and amortization	5,619
Total operating expenses	44,188
Operating income	$(857)

The $7.4 million of acquisition and related costs incurred in the acquisition of Matrix in 2014 were included in the pool of corporate general and administrative expenses that were allocated to all segments based upon the respective segment’s relative direct expense levels excluding costs for purchased services. The Company has not historically directly allocated acquisition costs to specific segments; any costs for completed acquisitions have been handled similarly to costs for unsuccessful or incomplete acquisitions, whereby they have been allocated to segments using the overall corporate cost allocation method.

If you have any questions, please contact the undersigned at (520) 747-6644 or (617) 947-6756.

Very truly yours,

/s/ David Shackelton
David Shackelton
Interim Chief Financial Officer